SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PAR PHARMACEUTICAL COMPANIES, INC.

(Name of Issuer)

PAR PHARMACEUTICAL COMPANIES, INC.

(Name of Filing Person (Offeror and Issuer))

2.875% Senior Subordinated Convertible Notes due 2010

(Title of Class of Securities)

717125 AA 6

717125 AC 2

(CUSIP Numbers of Class of Securities)

Thomas Haughey

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

300 Tice Boulevard

Woodcliff Lake, New Jersey  07677

(201) 802-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

WHITNEY J. SMITH, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-3930

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$64,350,000	$3,591

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $65,000,000 aggregate principal amount of the outstanding 2.875% Senior Subordinated Convertible Notes due 2010, at the maximum tender offer price of $990.00 per $1,000 principal amount.

**

$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Filing Party: N/A

Form or Registration No.: N/A

Date Filed: N/A

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐

third party tender offer subject to Rule 14d-1.

X

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☐

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Par Pharmaceutical Companies, Inc., a Delaware corporation (“Par” or the “Company”), to purchase for cash up to a maximum aggregate principal amount of $65,000,000 of its outstanding 2.875% Senior Subordinated Convertible Notes due September 30, 2010 (the “Notes”) at a price (in multiples of $0.50 per $1,000 principal amount) not greater than $990.00 nor less than $982.50 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase, with the purchase price to be determined by the “Modified Dutch Auction” procedure described in the Offer to Purchase, dated October 14, 2009 (the “Offer to Purchase”).  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below:

ITEM 1.

SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.

SUBJECT COMPANY INFORMATION.

(a)

Name and Address.  The name of the issuer of the Notes that are subject to the Offer is Par Pharmaceutical Companies, Inc. (formerly known as Pharmaceutical Resources, Inc.). The address of the Company’s principal executive offices is 300 Tice Boulevard, Woodcliff Lake, New Jersey  07677. Its telephone number is (201) 802-4000.

(b)

Securities. The information set forth under the caption “Description of the Notes” in the Offer to Purchase is incorporated herein by reference. As of the date hereof, there was approximately $78,551,000 aggregate principal amount of the Notes outstanding.

(c)

Trading Market and Price. The Notes are not listed on any securities exchange or included in any automated quotation system.  Although certain institutions and securities dealers provide quotations for and engage in transactions in the Notes, there is no established public market for the Notes, and the Company believes that trading in the Notes has been limited and sporadic.  The information set forth under the caption “Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 3.

 IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above. The information set forth under the caption “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Purchase is incorporated herein by reference.

ITEM 4.

TERMS OF THE TRANSACTION.

(a)

Material Terms. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer” is incorporated herein by reference.

(b)

Purchases. To the best of our knowledge, after inquiring with our executive officers and directors, we will not purchase any Notes from any of our executive officers, directors or affiliates.

ITEM 5.

PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)

Agreements Involving the Issuer’s Securities. The information set forth under the caption “Description of the Notes” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference. The Company has entered into the following agreements in connection with the Notes:

•

Indenture, dated as of September 30, 2003, between the Company and American Stock Transfer & Trust Company, as Trustee (previously filed on December 24, 2003 as an exhibit to our Registration Statement on Form S-3 (File No. 333-111567));

•

First Supplemental Indenture, dated as of March 31, 2006, between the Company and American Stock Transfer & Trust Company, as Trustee (previously filed as an exhibit to our Current Report on Form 8-K, dated March 31, 2006); and

•

Registration Rights Agreement, dated as of September 30, 2003, among the Company and Bear, Stearns & Co. Inc., CIBC World  Markets Corp. and U.S.  Bancorp Piper Jaffray Inc., dated September 30, 2003 (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567)).

ITEM 6.

PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)

Purposes. The information set forth under the caption “Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)

Use of Securities Acquired. Any Notes accepted for purchase by the Company pursuant to the Offer will be canceled.

(c)

Plans. Except for the Offer, the Company does not and, to the best knowledge of the Company, none of the executive officers or directors of the Company or any of their associates or majority owned subsidiaries, or any executive officer or director of any subsidiary of the Company has, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

ITEM 7.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)

Source of Funds. We will use funds from cash on hand to consummate the Offer. As of October 13, 2009, we had approximately $217,550,000 in cash. Assuming that we purchase $65,000,000 aggregate principal amount of outstanding Notes pursuant to the Offer at the maximum purchase price of $990.00 per $1000 principal amount, we will require $64,350,000 to consummate the Offer.

(b)

 Conditions. We will use funds from cash on hand to consummate the Offer. We have no alternative financing arrangements or alternative financing plans.

(c)

Borrowed Funds. None.

ITEM 8.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

 Securities Ownership. To the best of our knowledge, neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in any outstanding Notes.

(b)

 Securities Transactions. Other than as described in the following sentence, no affiliate or associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule TO.  During the 60-day period preceding the date of this Offer, the Company purchased an aggregate of $3,500,000 principal amount of Notes. The purchases were accomplished in two transactions of $978.75 per $1,000 principal amount.  The Notes purchased during such 60-day period were cancelled by the Trustee pursuant to the terms of the Indenture.

ITEM 9.

PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

Solicitations or Recommendations. The information set forth under the captions “Summary Term Sheet,” “The Dealer Manager, Information Agent and Depositary,” “Solicitation” and “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.

FINANCIAL STATEMENTS.

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

ITEM 11.

ADDITIONAL INFORMATION.

The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference.

ITEM 12.

EXHIBITS.

99(a)(1)(i)

Offer to Purchase, dated October 14, 2009.

99(a)(1)(ii)

Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

99(a)(1)(iii)

Notice of Guaranteed Delivery.

99(a)(1)(iv)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99(a)(1)(v)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99(a)(5)(i)

Press Release, dated October 14, 2009.

99(d)(1)

Indenture, dated as of September 30, 2003, between the Company and American Stock Transfer & Trust Company (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567) and incorporated herein by reference).

99(d)(2)

First Supplemental Indenture, dated as of March 31, 2006, between the Company and American Stock Transfer & Trust Company (previously filed as an exhibit to the Company’s Current Report on Form 8-K, dated March 31, 2006, and incorporated herein by reference).

99(d)(3)

Registration Rights Agreement, dated as of September 30, 2003, between the Company, Bear Stearns & Co. Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567) and incorporated herein by reference).

ITEM 13.

INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PAR PHARMACEUTICAL COMPANIES, INC.

/s/ Thomas Haughey

Thomas Haughey

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Date: October 14, 2009

Index to Exhibits

Exhibit Number                   Description

99(a)(1)(i)

Offer to Purchase, dated October 14, 2009.

99(a)(1)(ii)

Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

99(a)(1)(iii)

Notice of Guaranteed Delivery.

99(a)(1)(iv)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99(a)(1)(v)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99(a)(5)(i)

Press Release, dated October 14, 2009.

99(d)(1)

Indenture, dated as of September 30, 2003, between the Company and American Stock Transfer & Trust Company (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567) and incorporated herein by reference).

99(d)(2)

First Supplemental Indenture, dated as of March 31, 2006, between the Company and American Stock Transfer & Trust Company (previously filed as an exhibit to the Company’s Current Report on Form 8-K, dated March 31, 2006, and incorporated herein by reference).

99(d)(3)

Registration Rights Agreement, dated as of September 30, 2003, between the Company, Bear Stearns & Co. Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567) and incorporated herein by reference).